Exhibit 99.77C



                                NSAR ITEM 77C

Van Kampen American Capital Advantage Municipal Income Trust (VKA)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Advantage Municipal Income Trust (the "Fund") included:

          Rod Dammeyer and Wayne W. Whalen

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For 16,840,058           Against 174,819

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For 17,082,921           Against  67,799